Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     The following press release was issued by Hanmi Financial Corporation (“HAFC”) on January 26, 2004:

HANMI FINANCIAL CORPORATION REPORTS RECORD NET INCOME OF $19.2
MILLION FOR 2003; EARNINGS PER SHARE INCREASE TO $1.34

— Total Assets Grow to a Record $1.79 Billion —

LOS ANGELES, CA. — January 26, 2004 (Market Wire) — Hanmi Financial Corporation (NASDAQ:HAFC), the holding company for Hanmi Bank, today reported net income for the year ended December 31, 2003 of $19.2 million, an increase of 12.8 percent compared with 2002 net income of $17.0 million. Fully diluted earnings per share increased in 2003 to $1.34 compared with $1.20 in 2002.

Fourth quarter pre-tax income was $9.9 million, an increase of 37.0 percent compared with $7.2 million in the same period of 2002. Fourth quarter earnings were reduced by $929,000, or $0.06 per fully diluted share, as a result of the reversal of certain net state tax benefits recorded in the first three quarters of 2003. Fourth quarter income exclusive of such reversals was $6.0 million, or $0.42 per fully diluted share.

Fourth quarter 2003 net income was $5.1 million, an increase of 5.9 percent compared with $4.8 million in the same period of 2002. Fourth quarter 2003 fully diluted earnings per share were $0.35, compared with $0.34 in the fourth quarter of 2002.

“This was an extraordinary year both in terms of our financial performance and the building of the foundation for a successful future for Hanmi Bank,” said Jae Whan Yoo, President and CEO. “We are pleased with our strong financial results: our net interest income increased 18.0 percent and our total assets grew 22.6 percent in 2003 to a record $1.79 billion, and our net loans increased 28 percent during the year to $1.25 billion. From this position of strength, we are looking forward to the next steps under our definitive agreement to acquire Pacific Union Bank. The combination, which we hope to complete in the second quarter of 2004, will position Hanmi Bank as the premier Korean-American bank, second to none in the U.S. I am also pleased to report the progress of both banks in developing a post-merger integration plan.”

FOURTH QUARTER HIGHLIGHTS

•	Fourth quarter 2003 earnings before income taxes increased 37.0 percent to $9.9 million, compared with $7.2 million during the same quarter in 2002.

•	Net interest income before provision for loan losses increased 32.7 percent to $16.5 million from $12.4 million in the fourth quarter of 2002.

•	Service charges and fee income increased 14.1 percent to $3.9 million from $3.4 million in the fourth quarter of 2002.

•	Gain on sale of investments declined 83.9 percent to $244,000 from $1.5 million in the fourth quarter of 2002.

•	Income taxes increased 98.6 percent from $2.4 million to $4.8 million, due primarily to the higher pre-tax income in the fourth quarter and the reversal of net state tax benefits recorded in the first three quarters of 2003. The company reversed the tax benefits in response to an announcement issued by the California Franchise Tax Board in the fourth quarter of 2003.

•	Hanmi on December 22 announced a definitive agreement to acquire Pacific Union Bank, a commercial bank based in Los Angeles with assets reported at $1.1 billion.

•	Hanmi appointed new Chief Financial Officer, Michael J. Winiarski.

FULL-YEAR HIGHLIGHTS

•	Full year earnings before income taxes increased 21.5 percent to $31.6 million, compared with $26.0 million in 2002.

•	Net interest income before provision for loan losses increased 18.0 percent to $57.0 million from $48.3 million in 2002.

•	Service charges and fee income increased 14.1 percent to $15.1 million from $13.2 million in 2002.

•	Total assets increased to a record $1.79 billion, an increase of 22.6 percent from $1.46 billion as of December 31, 2002.

•	Net loans increased 28.0 percent to $1.25 billion from $0.97 billion as of December 31, 2002.

•	The efficiency ratio improved to 51.3 percent from 55.4 percent in 2002.

•	Hanmi opened two additional branches in Silicon Valley and Downtown Los Angeles, bringing its total branches to fifteen.

Net Interest Income Before Provision for Loan Losses

Net interest income before provision for loan losses was $16.5 million for the fourth quarter of 2003, an increase of $4.1 million, or 32.7 percent, compared with $12.4 million for the same quarter in 2002. Net interest income before provision for loan losses for the full year increased by $8.7 million, or 18 percent, to $57.0 million compared with $48.3 million for 2002. The increase in net interest income was primarily due to an increase of average interest-earning assets over average interest bearing liabilities. The net interest margin was 3.99 percent for the fourth quarter of 2003 and 3.73 percent for the full year.

Average interest-earning assets increased $333.8 million or 25.3 percent over the fourth quarter of 2002 and provided an additional $3.7 million of interest income compared with the fourth quarter of 2002. The majority of this growth was funded by a $252 million, or a 20.2 percent, increase in total deposits and a $48 million increase in the quarterly average balance of Federal

Home Loan Bank borrowings. However, interest expense decreased by $403,000 due to faster re-pricing of interest-bearing liabilities.

Provision for Loan Losses

The provision for loan losses represents the charge against current earnings that is determined by management, through a disciplined credit review process, as the amount needed to maintain an allowance that is sufficient to absorb loan losses inherent in the Company’s loan portfolio. The provision for loan losses was $1.3 million in the fourth quarter of 2003 compared with $1.7 million for the fourth quarter of 2002.

Non-interest Income

Non-interest income was $5.1 million for the fourth quarter of 2003, which represented a decrease of 10.2 percent compared with $5.7 million recognized during the same quarter in 2002. The decrease was mainly due to a decrease in the gain on sales of securities, offset by increases in service charges on deposit accounts and international trade finance fees. The gain on sales of available-for-sale securities decreased by $1.3 million to $244,000, compared with $1.5 million during the fourth quarter of 2002. Other non-interest income increased by 16.8 percent or $695,000, which includes a $291,000 increase in service charges on deposit accounts and a $158,000 increase in trade finance fees.

Non-interest Expense

Non-interest expense increased by $1.2 million or 12.7 percent to $10.4 million in the fourth quarter of 2003 compared with $9.2 million in the fourth quarter of 2002. The increase during the fourth quarter of 2003 was primarily attributable to increases in salaries and employee benefits, due to the opening of two new branches.

Income Taxes

The provision for taxes for the fourth quarter of 2003 was $4.8 million, bringing the provision for the full year to $12.4 million, at an effective rate of 39.3 percent. The provision for the fourth quarter includes the reversal of California tax benefits arising from certain transactions involving a real estate investment trust (REIT). The California Franchise Tax Board has taken the position that such tax benefits will be disallowed pursuant to California Senate Bill 614 and Assembly Bill 1601, which were enacted in October 2003. The Company continues to believe that it is entitled to the benefits of them under the law. However, realization of them in the near term is not assured, and for that reason the Company has reversed all REIT consent dividend benefits recorded in 2003.

Financial Position

Total assets were $1.79 billion at December 31, 2003, up 22.6 percent from the balance of $1.46 billion at December 31, 2002, primarily reflecting the growth in commercial real estate loans and commercial loans. Hanmi Bank’s investment securities portfolio increased 49.4 percent to $417.7 million at December 31, 2003, up $138.1 million compared to $279.5 million at December 31, 2002.

At December 31, 2003, net loans totaled $1.25 billion, an increase of $272.9 million or 28.0 percent from $974.1 million at December 31, 2002. The majority of the growth was in commercial and real estate loans, which resulted primarily from new business. Commercial loans grew by $138.1 million to $711.0 million at December 31, 2003, compared to $572.9 million at December 31, 2002. Real estate loans increased by $127.8 million to $499.4 million at December 31, 2003, compared to $371.6 million at December 31, 2002.

The growth in total assets was funded by increases in customer deposits of $161.9 million, up by 12.6 percent, to $1.45 billion. These rising balances were led by increases in time deposits of $84.3 million, up 14.5 percent to $667.8 million, non-interest bearing accounts of $63.0 million, up 15.3 percent to $475.1 million, money market checking accounts of $15.8 million, up 8.3 percent to $206.1 million, and offset by a decrease in savings accounts of $1.3 million or 1.3 percent to $96.9 million.

The Company’s borrowings mostly take the form of advances from the Federal Home Loan Bank of San Francisco (“FHLB”) and repurchase agreements. Advances from the FHLB were $148.4 million, and securities sold under agreements to repurchase were $9.5 million at December 31, 2003.

Asset Quality

Total non-performing assets (“NPAs”), which include accruing loans due 90 days or more, non-accrual loans, and other real estate owned (“OREO”) assets increased by $2.2 million to $8.7 million at year end 2003 from $6.5 million at December 31, 2002. Non-performing assets as a percentage of gross loans increased to 0.68 percent at December 31, 2003 from 0.65 percent at December 31, 2002.

At December 31, 2003, accruing loans 90 days or more past due were $557,000, down $60,000 from $617,000 at December 31, 2002. However, non-accrual loans were $8.1 million, up $2.2 million from $5.9 million at December 31, 2002. There were no OREO assets at December 31, 2003.

The allowance for loan losses was $14.7 million, and represented the amount needed to maintain an allowance that the Company believes should be sufficient to absorb loan losses inherent in its loan portfolio. The allowance for loan losses represented 1.16 percent of gross loans and 170.1 percent of non-performing loans at December 31, 2003. The comparable ratios were 1.24 percent of year-end 2002 gross loans and 189.5 percent of non-performing loans at December 31, 2002.

About Hanmi Financial Corporation:

Headquartered in Los Angeles, Hanmi Bank, a wholly owned subsidiary of Hanmi Financial Corporation, provides services to the multi-ethnic communities of California, with 15 full-service offices in Los Angeles, Orange, San Diego and Santa Clara counties. Hanmi Bank specializes in commercial, SBA, trade finance and consumer lending, and is a recognized community leader. Hanmi Bank’s mission is to provide a full range of quality products and premier services to its customers and to maximize shareholder value.

Forward-Looking Statements:

This release may contain forward-looking statements, which are included in accordance with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement. These factors include the following: risks associated with the Company’s pending acquisition of Pacific Union Bank, including potential deposit run-off; general economic and business conditions in those areas in which the Company operates; demographic changes; competition for loans and deposits; fluctuation in interest rates; risks of natural disasters related to the Company’s real estate portfolio; risks associated with SBA loans; changes in governmental regulation; credit quality; the availability of capital to fund the expansion of the Company’s business; and changes in securities markets. In addition, Hanmi sets forth certain risks in its reports filed with the Securities and Exchange Commission, including the Company’s Form 10-Q for the quarter ended September 30, 2003 and its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 which could cause actual results to differ from those projected.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	For the Quarter Ended		For the Year Ended
	December 31,		December 31,

	2003	2002	2003	2002

CONDENSED INCOME STATEMENT
Interest income	$21,623	$17,960	$77,761	$69,607
Interest expense	5,121	5,524	20,796	21,345

Net interest income	16,502	12,436	56,965	48,262

Provision for loan losses	1,300	1,650	5,680	4,800

Net interest income after provision	15,202	10,786	51,285	43,462
Service charge on deposit accounts	2,684	2,393	10,339	9,195
Trade finance fees	758	600	2,887	2,410
Remittance fees	264	232	952	786
Other service charges and fees	195	194	875	803
Bank owned life insurance income	116	141	499	552
Change in fair value of interest rate swap	35	—	35	1,368
Gain on sales of loans	528	409	2,157	1,875
Gain on sale of investments	244	1,514	1,094	3,265
All other non-interest income	263	179	840	659

Non interest income	5,087	5,662	19,678	20,913

Salaries and employee benefits	5,703	4,822	21,214	17,930
Expenses of premises and fixed assets	1,343	1,125	5,198	4,330
Data processing expense	770	717	3,080	2,784
Supplies and communications	383	370	1,496	1,466
Professional fees	229	201	1,167	1,003
Advertising and promotion	544	486	1,635	1,523
Loan referral fees	268	160	921	691
Impairment charge on investment	—	10	—	4,416
Other non-interest expense	1,162	1,342	4,614	4,190

Non-interest expense	10,402	9,233	39,325	38,333

Income before income taxes	9,887	7,215	31,638	26,042

Income taxes	4,812	2,423	12,425	9,012

Net Income	$5,075	$4,792	$19,213	$17,030

Basic EPS	$0.36	$0.34	$1.37	$1.23
Diluted EPS	$0.35	$0.34	$1.34	$1.20
Weighted average shares outstanding — basic	14,144,497	13,823,785	14,046,354	13,823,785
Weighted average shares outstanding — diluted	14,452,873	14,052,343	14,331,013	14,153,246

	As of	As of	Change
	December 31, 2003	December 31, 2002	Amount	Percentage

CONDENSED BALANCE SHEET
Assets
Cash and due from banks	$59,595	$67,772	$(8,177)	-12.1%
Federal funds sold	—	55,000	(55,000)	-100.0%
Term federal funds sold	—	30,000	(30,000)	-100.0%
FRB and FHLB stock	10,355	4,579	5,776
Investment securities	417,616	279,548	138,068	49.4%
Loans:
Loans, net of unearned income	1,261,748	986,408	275,340	27.9%
Allowance for loan and lease losses	14,734	12,269	2,465	20.1%

Net loans	1,247,014	974,139	272,875	28.0%
Due from customers on acceptances	3,930	4,472	(542)	-12.1%
Bank premises and equipments	8,435	8,240	195	2.4%
Accrued interest receivable	6,686	5,533	1,153	20.8%
Deferred income taxes	7,207	4,223	2,984	70.7%
Bank owned life insurance	11,137	10,637	500	4.7%
Other assets	13,779	12,155	1,624	13.4%

Total Assets	$1,785,754	$1,456,298	$329,456	22.6%

Liabilities and Stockholders’ equity
Noninterest-bearing deposits	$475,100	$412,060	$63,040	15.3%
Interest-bearing deposits	$970,735	$871,919	$98,816	11.3%

Total deposits	1,445,835	1,283,979	161,856	12.6%
Accrued interest payable	4,403	3,385	1,018	30.1%
Acceptances outstanding	3,930	4,472	(542)	-12.1%
Borrowed funds	182,999	37,797	145,202	384.2%
Other liabilities	9,120	2,197	6,923	315.1%

Total Liabilities	1,646,287	1,331,830	314,457	23.6%

Shareholders’ equity	139,467	124,468	14,999	12.1%

Total Liabilities and Equity	$1,785,754	$1,456,298	$329,456	22.6%

	For the year ended

	December 31, 2003	December 31, 2002

Average Balance
Average net loans	$1,103,765	$882,625
Average interest-earning assets	1,525,633	1,211,553
Average assets	1,623,214	1,308,886
Average interest-bearing liabilities	1,057,249	854,858
Average deposits	1,416,564	1,164,561
Average equity	132,369	112,927
Selected Performance Ratios
Return on average assets	1.18%	1.30%
Return on average equity	14.51%	15.08%
Efficiency ratio	51.31%	55.41%
Net interest margin	3.73%	3.98%

	As of	As of
	December 31, 2003	December 31, 2002

Allowance for Loan Losses
Balance at the beginning of the year	$12,269	$10,064
Provision for loan losses	5,680	4,800
Charge-offs, net of recoveries	3,215	2,595

Balance at the end of the year	$14,734	$12,269

Loan loss allowance /Gross loans	1.16%	1.24%
Loan loss allowance/Non-performing loans	170.12%	189.48%

	As of	As of
	December 31, 2003	December 31, 2002

Non-performing assets
Accruing loans - 90 days past due	$557	$617
Non accrual loans	8,104	5,858

Total Non-performing loans	$8,661	$6,475

Total Non-performing loans / Total gross loans	0.68%	0.65%
Total Non-performing assets	$8,661	$6,475

Total Non-performing assets / Total Assets	0.49%	0.44%

	As of	As of	Change
	December 31, 2003	December 31, 2002	Amount	Percentage

Loan Portfolio
Real estate loans	$499,376	$371,593	$127,783	34.4%
Commercial loans	711,012	572,910	138,102	24.1%
Consumer loans	54,878	44,416	10,462	23.6%

Total gross loans	1,265,266	988,919	276,347	27.9%
Unearned loan fees	(3,518)	(2,511)	(1,007)	40.1%
Allowance for loan losses	(14,734)	(12,269)	(2,465)	20.1%

Net loans	$1,247,014	$974,139	$272,875	28.0%

Loan Mix
Real estate loans	39.47%	37.58%
Commercial loans	56.19%	57.93%
Consumer loans	4.34%	4.49%

Total gross loans	100.00%	100.00%

	As of	As of	Change
	December 31, 2003	December 31, 2002	Amount	Percentage

Deposit Portfolio
Non-interest bearing	$475,100	$412,060	$63,040	15.3%
Money market checking	206,086	190,314	15,772	8.3%
Savings	96,869	98,121	(1,252)	-1.3%
Time certificates of deposit $100,000 or more	388,944	323,544	65,400	20.2%
Other time deposits	278,836	259,940	18,896	7.3%
Total deposits	$1,445,835	$1,283,979	$161,856	12.6%

Deposit Mix
Non-interest bearing	32.86%	32.09%
Money market checking	14.25%	14.82%
Savings	6.70%	7.64%
Time certificates of deposit $100,000 or more	26.90%	25.20%
Other time deposits	19.29%	20.24%
Total deposits	100.00%	100.00%

Contact:	Hanmi Financial Corporation
	Michael J. Winiarski, CFO	(213) 368-3200
	Stephanie Yoon, Investor Relations	(213) 427-5631

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